Kaibo Foods Company Limited
Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Rd.
Tsuen Wan, N.T., Hong Kong

August 25, 2011

H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaibo Foods Company Limited, formerly known as CFO Consultants, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 22, 2011
File No. 333-172331

Dear Mr. Schwall:

Kaibo Foods Company Limited (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 3 on Form S-1 (“Amendment No. 3”) to the registration statement that was originally filed on Form S-1 on February 18, 2011 (the “Registration Statement”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2 to the Registration Statement filed on April 22, 2011.

Based upon the Staff’s review of Amendment No. 2 to the Registration Statement, the Securities and Exchange Commission issued a comment letter dated May 11, 2011 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

General

1.	We note your response to our prior comment 2 from our letter issued April 14, 2011. Please continue to provide updated disclosure with each amendment.

RESPONSE: We have and will continue to provide updated disclosure with each amendment in accordance with the Staff’s comment.

2.	Please continue to update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

RESPONSE: We have updated and will continue to update our financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

Our History and Corporate Structure, page 3

3.
It is unclear whether your shareholders of record are, or will be, PRC citizens. We note your statement on page 15 that “our shareholders of record are all non PRC citizens.” However, we also note the chart on page 4. Please revise your disclosure throughout to address the company’s specific situation, given its 93.7% ownership by PRC citizens. For example, see the risk factors, PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to  personal liability... on page 15, and Under the EIT Law, we and/or our HK holding company may be classified as a “resident enterprise” of the PRC... on page 17.

RESPONSE: We have revised the corporate structure chart on pages 5 and 46 of Amendment No. 3 to indicate that Kai Bo Holdings Limited, a Bermuda company, and not the Waibo shareholders, is the holder of 93.7% of the outstanding shares of the Company.  Accordingly, our shareholders of record are all non-PRC citizens.

4.
Please revise your filing to include both the corporate structure diagram showing the corporate structure before the issuance of the remaining Exchange Shares in addition to the corporate structure diagram showing the corporate structure after the issuance of the remaining Exchange Shares.

RESPONSE: For the Staff’s information, the Company issued the Exchange Shares on May 27, 2011.  Nonetheless, we have revised Amendment No. 3 to include both the corporate structure diagram showing the corporate structure before the issuance of the remaining Exchange Shares in addition to the corporate structure diagram showing the corporate structure after the issuance of the remaining Exchange Shares on pages 4-5 and 45-46 of Amendment No. 3.

The Offering, page 6

5.
We note your disclosure that you intend to conduct the distribution to the Waibo Shareholders and the holder of the Convertible Note prior to May 31, 2011. In light of the 93.7% ownership of the Waibo Shareholders and the 3.1% ownership of the selling shareholders following the distribution, please revise your disclosure to also indicate the shares that will ultimately be outstanding in addition to the 3,285,007 shares outstanding reflected in this section.

RESPONSE:  As the Exchange Shares have been issued as of May 27, 2011, we have revised the disclosure on page 7 of Amendment No. 3 to indicate the number of shares that are outstanding following the issuance of the Exchange Shares.

Note 1 – Organization and Business of the Company, page F-8

(b) Recapitalization and Reorganization, page F-8

6.
Please expand your disclosure on page F-9 to clarify the number of shares presented on a pre and post reverse split basis, similar to your disclosure on page 27, and to clarify that the Waibo shareholders held an 87% controlling interest after the October 2010 reverse merger closing date, despite having received only 2,361,716 common shares at that point.

RESPONSE:  We have expanded our disclosure on page F-27 to clarify the number of shares presented on a pre and post reverse split basis and to clarify that the Waibo shareholders held an 87% controlling interest after the October 2010 reverse merger closing date, despite having received only 2,361,716 common shares at that point.

***

Thank you for your time and attention in connection with this matter. You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Norwood Beveridge of Loeb & Loeb LLP, at (212) 407-4970, if you have any questions.

Sincerely,

/s/ Joanny Kwok
Joanny Kwok,
Chief Executive Officer

cc:	Mitchell S. Nussbaum, Esq.